

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2012

Via E-mail
Rami Tabet
President and Chief Executive Officer
Wishbone Pet Products Inc.
38th Street, New Sehaile
Beirut, Lebanon

  Re: **Wishbone Pet Products Inc.**
     Registration Statement on Form S-1
     Filed September 11, 2012
     File No. 333-183839

Dear Mr. Tabet:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure on page 15 that you are a shell company as defined in Rule 405 of Regulation C. Please revise the prospectus cover page to disclose your shell company status and caution investors as to the highly illiquid nature of an investment in your shares. Please add risk factors discussing the risks to investors because the Rule 144 safe harbor is not available until one year has passed after you are no longer a shell company and because of the additional disclosure requirements pursuant to Items 2.01(f) and 5.06 of Form 8-K.

2. It appears that the $0.01 per share price of the shares you are registering for resale is the same price that the selling shareholders paid for their shares in private placements. As such, it appears the $0.01 per share price prohibits the selling shareholders from making any profit on sales unless and until there is an active trading market. It would appear that the publicly-tradable shares offered pursuant to this prospectus should be more valuable

than shares that were privately placed. This suggests that the $0.01 per share price of the shares you are registering here is not a bona fide sales price. Please revise to increase the fixed price or advise us why you do not think this is necessary.

3. Please provide us with any artwork that you intend to use. Any such artwork should be clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope is inappropriate. Please refer to Securities Act Forms Compliance and Disclosure Interpretation 101.02.

Registration Statement Fee Table

4. Please revise to provide the provision under Rule 457 that you are relying upon to calculate the fees of the registration of your common shares.

Prospectus cover page

5. Please disclose on the prospectus cover page that you are an emerging growth company and revise your prospectus to:

- Describe how and when a company may lose emerging growth company status; and

- State your election under Section 107(b) of the JOBS Act:

    o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

    o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

6. Please clarify that you will not receive proceeds from this offering.

7. We note your disclosure on the prospectus cover page that you will sell your shares at $0.01 per share until your shares are quoted on the Over-the-Counter Bulletin Board. Please revise to clarify that there is currently no trading market for your common stock, you intend to apply for quotation on the Over-the-Counter Bulletin Board, you will require the assistance of a market-maker to apply for quotation and there is no guarantee

that a market-maker will agree to assist you. Please also revise throughout your prospectus accordingly.

Summary, page 4

8. Please disclose your cash on hand as of the most recent practicable date, your monthly cash burn rate, and the number of months until you will run out of cash absent additional financing.

9. Please disclose that you are a development stage company here.

10. Please revise to provide a more detailed summary of your business and current operations to include the steps you have taken to date to become an operating company. To the extent that you discuss future business plans here, the discussion should be balanced with a brief discussion on the time frame for implementing future plans, the steps involved, the associated costs, and any obstacles involved before you can commence the planned operations. In this regard, disclose here the amount of funds needed to develop your pet waste removal product and begin generating revenues. Disclose the anticipated source(s) of funds. If you have not determined the source(s) of funds, revise to so state. Additionally, disclose whether or not you have formal or informal agreements with your principal to provide interim financing.

11. Please disclose here and in the appropriate risk factors, if true, that based on your business plan you do not anticipate generating revenues prior to December 2013.

12. It appears that you do not have sufficient funds to operate your business for the next 12 months. You further state on page 18 that you may raise additional funding through the sale of your equity or through loans from your director. Please revise to state here the consequences to you if you are unable to obtain additional financing.

13. As your principal place of business is located in Beirut, Lebanon, please disclose where you intend to distribute and sell your products.

Risk Factors, page 5

14. Please add a risk factor discussing the risk of dilution to existing stockholders in the event you issue additional common stock in order to raise funds to implement your business plan. We note in this regard your disclosure in the fourth paragraph on page 18.

15. Please revise to include a risk factor to disclose that your officers are not currently receiving any salary compensation and disclose that your officers and sole director will have discretion to set any future compensation. Also disclose the salary compensation they ultimately expect to receive. The disclosures will help investors evaluate your financial statements.

Plan of Distribution, page 10

16. We note your statement that shares may be sold in compliance with Rule 144. Please reconcile this disclosure with your disclosure on page 15 regarding the availability of Rule 144 for shell companies.

Description of Business, page 12

Product Overview, page 12

17. Please revise to disclose the steps that you have taken to develop and manufacture your product. Please revise this section to clearly differentiate between activities you have implemented to date, activities you are in the process of implementing and those that will be done in the future.

Market for the Product, page 12

18. Please disclose where you intend to offer your product and explain in greater detail how you determined that there are enough potential customers who are willing to pay $30 for the device plus replacement bags to provide a sufficient market for your product in your target market(s).

19. Please discuss how the potential market for your device is affected by the fragmented and competitive nature of the pet products industry. We note in this regard your disclosure in the first risk factor on page 6.

20. We note that you intend to rely on third parties for the design, manufacture, and packaging of your product and may outsource marketing, distribution, and sales.   Please add risk factor disclosure discussing the attendant risks of your reliance on third parties to carry out these functions. Please also revise the last risk factor on page 5 to discuss the risks to you in the event there is an intellectual property dispute between you and your consultants regarding the prototype.

Sales and Marketing Strategy, page 13

21. Please discuss the anticipated costs and timeframe for implementing your sales and marketing strategy once your product is ready for retail sale.

22. Please discuss in greater detail the distribution methods you contemplate using. In your expanded discussion, please specifically address shipping, warehousing, and other costs you may incur in the event you handle distribution of your product in-house. Please also address the costs you may avoid or incur if you determine to outsource the distribution function.

23. We note you intend to distribute your product to pet stores, general retailers, supermarkets, discount stores, and large chain stores. Please discuss whether large chains and discount stores may have leverage over pricing, inventory, and product specifications which may have the effect of reducing the retail price of your product or gross margins. Please also add a risk factor discussing the attendant risks.

24. We note that you intend to sell your product for approximately $30 for each device. Please revise to disclose the estimated costs to produce each product so that investors may assess your plan of operation.

Report of Independent Registered Public Accounting Firm, page 17

25. The report states that it covers the years ended January 31, 2012, 2011, and 2011 in addition to the years ended April 30, 2012, 2011, and 2010. We note that your year end is April 30th therefore it appears the reference to the additional periods is not appropriate. Please revise accordingly.

Other

26. Please update your financial statements as appropriate in compliance with Rule 8-08 of Regulation S-X.

27. Please file an updated consent letter from your auditor.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Richard C. Fox, Esq.
        Fox Law Offices, P.A.